[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

DIRECT LINE:

Internet: @sablaw.com

December 21, 2005

VIA E-MAIL

Christian Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington DC  20549

Re:	New River Funds File Nos. 333-106498 and 811-21384

Dear Mr. Sandoe:

On December 14, 2005, you provided comments to me by telephone regarding the registration statement (the “Registration Statement”) filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, by New River Funds (the “Trust”).  On behalf of the Trust, set forth below are the Trust’s responses to your comments.

Prospectus

1.

Comment:  On pages 2 and 5 of the prospectus, you disclose that the Funds may invest up to 100% of their assets in such short-term instruments for “temporary or defensive purposes.”  Please revise this disclosure to indicate that the Funds may make such investments for “temporary defensive purposes.”

Response:  The disclosure on pages 2 and 5 has been revised to reflect this comment.

2.

Comment:  With respect to the Core Equity Fund’s investment in equity securities of medium and large capitalization companies, please indicate the capitalization ranges for such companies.

Response:  The adviser and sub-adviser to the Core Equity Fund do not assign specific capitalization ranges with respect to medium and large capitalization companies.  However, the Core Equity Fund will only invest in companies with market capitalizations of greater than $5 billion.  A company with a market capitalization of  $5 billion is typically regarded by the industry as a medium capitalization company.  To clarify this point, we have added language to the prospectus to indicate that the Core Equity Fund invests in companies with market capitalizations of at least $5 billion. The prospectus previously and continues to state that the Small Cap Fund invests in companies with market capitalizations that range from $100 million to $2 billion at the time of initial purchase.

3.

Comment:  In the discussion of the Sub-Advisers contained on pages 10 and 11 of the prospectus, please indicate how long the Sub-Advisers have served as sub-advisers, and clarify the roles of the respective portfolio managers.

Response:  Revisions have been made to the prospectus consistent with the comment.

4.

Comment:  In the discussion of market timing contained on page 18 of the prospectus, please describe the circumstances under which the Trust may make an exception to imposing a redemption fee.

Response:  The Trust currently does not make permit any exceptions to the imposition of a redemption fee on redemptions of shares held for less than 30 days.  The prospectus has been revised to further emphasize this fact.

5.

Comment:  In the discussion of the prior performance of Cook Mayer Taylor on p. 23 of the prospectus, please indicate that the performance is shown for other client accounts managed by Cook Mayer Taylor with “substantially similar” investment goals.

Response:  The prospectus has been revised consistent with the comment.

6.

Comment:  In the discussion of the prior performance of Cook Mayer Taylor on p. 24 of the prospectus, please indicate that the AIMR method of calculating performance differs from the method of calculating standard performance required under rules promulgated by the Securities and Exchange Commission (the “Commission”).

Response:  A statement consistent with the comment has been added to the prospectus.

Statement of Additional Information

1.

Comment:  In the discussion of the disclosure of portfolio holdings contained on page 8 of the SAI, please indicate that the Manager and Sub-Advisers will not earn compensation for disclosing the Trust’s portfolio holdings.

Response:  A statement consistent with the comment has been added to the SAI.

2.

Comment:  In the discussion of the disclosure of portfolio holdings contained on page 9 of the SAI, please indicate that recipients of portfolio holdings information will be subject to a duty not to trade on the information received.

Response:  A statement consistent with the comment has been added to the SAI.

3.

Comment:  In the discussion of the disclosure of portfolio holdings contained on pages 8 and 9 of the SAI, please indicate whether the Trust’s portfolio holdings are disclosed to ratings organizations and other entities.

Response:  Disclosure pertaining to disclosures of Trust portfolio holdings to other entities has been added consistent with the comment.

4.

Comment:  Please indicate the amount of sub-advisory fees paid to the Sub-Advisers during the past three years.

Response:  Disclosure consistent with the comment has been added to page 19 of the SAI.

5.

Comment:  On page 21 of the SAI, please indicate whether the salary received by the portfolio managers is fixed, and further describe the calculation of bonuses for which Messrs. Winnefield and Li may be eligible.

Response:  Additional disclosure has been added consistent with the comment.

The Trust’s Representations

The disclosure in the Registration Statement is the responsibility of the Trust.  The Trust acknowledges that comments from the Staff of the Commission (or changes made in response to Staff comments in the proposed disclosure in the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

We hope that you find these responses satisfactory.  Please do not hesitate to call the undersigned at the above number, or Michael Pawluk at 202-383-0770 if you have any comments or questions regarding the above responses.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

/mcp

cc:

Doit Koppler